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Descartes

                                                                       Exhibit I
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                 DESCARTES ANNOUNCES CHANGES TO MANAGEMENT TEAM
              Industry veterans added to strengthen management team

WATERLOO, ONTARIO, May 16, 2005 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver, today announced changes to its management team that include the appointment of Chris Jones as Executive Vice President, Solutions and Markets and the appointment of Mark Weisberger as Executive Vice President, Field Operations.

"Chris Jones and Mark Weisberger bring a wealth of experience to the Descartes management team," said Arthur Mesher, CEO of Descartes. "They share our vision that logistics solutions must effectively manage shippers, carriers and freight-forwarders and that such technology and services should be delivered via an on-demand model. We look forward to them helping us take advantage of the tremendous strides that have been made at Descartes over the past 12 months in aligning our technology, delivery and financial models for the software-as-a-service future."

Chris Jones joins Descartes with over 20 years of experience in the enterprise applications and supply chain markets. In his most recent position, Mr. Jones was Senior Vice President in Aberdeen Group's Value Chain Research division. There, he was responsible for creating a market-leading supply chain and manufacturing research and advisory research practice. Prior to Aberdeen, Jones was Executive Vice President of Marketing and Corporate Development for SynQuest, Inc., a provider of supply chain planning solutions. In this role, Jones was responsible for corporate marketing, product strategy and business development. Before joining SynQuest, he was Vice President and Research Director for Enterprise Resource Planning Solutions at the Gartner Group. Jones' initial professional years were at Kraft Foods in various operations and technology management positions. Jones is a graduate of Lehigh University with a Bachelor of Science in Electrical Engineering.

"Descartes has developed cutting-edge solutions that are designed to operate the way logistics processes really work - across enterprises and in a federated way," said Chris Jones. "Descartes' Logistics Network Operating System(TM) architecture provides a unique and proven platform to provide logistics solution services that span shippers, carriers and freight-forwarders, and can be accessed by customers as they need them."

Mark Weisberger is an enterprise software industry veteran with over 20 years of experience, specializing in field operations. Weisberger spent over 12 years in various sales roles at Dun & Bradstreet Software, Inc., before assuming senior sales and general management responsibilities for OnDisplay, Inc., Vignette Corporation and then Softface, Inc. Most recently, Weisberger was responsible for building the sales and business development organizations at Sychron Inc. Weisberger holds a Masters of Business Administration from the University of Arkansas.

"Descartes' business model of delivering software as a service and leading with its intellectual property to deliver the complete logistics solution is pioneering," said Mark Weisberger. "I found the results delivered to initial customers to be extraordinary. Having a significant base of satisfied customers provides an excellent platform from which to move the company forward."

Descartes' management team is led by Arthur Mesher, Descartes' CEO. In addition to Mr. Jones and Mr. Weisberger, Descartes' management team is currently composed of Brandon Nussey, CFO, Scott Pagan, General Counsel & Corporate Secretary; and Ed Ryan, General Manager, Global Logistics Network.
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Descartes

The Company also announced today that Bruce Gordon, Executive Vice President, Operations, will be departing Descartes. The Company thanks Mr. Gordon for his contributions to Descartes and wishes him well in his future endeavors.

"We are focusing our attention on our opportunities for growth," commented Mesher. "We believe that aligning the leadership of the organization's customer-facing functions under Mark Weisberger and solutions/marketing functions under Chris Jones are important first steps to prepare us for growth. We look forward to addressing these matters in more detail on our financial results conference call scheduled for 8 am ET on May 25, 2005."

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, rate management, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

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This release contains forward-looking statements that relate to Descartes'
product and service functionality and performance; potential benefits derived therefrom; the contribution of Descartes' base of customers, new management and internal structure to the Company's opportunities for growth; Descartes' competitive position; and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the departure of key personnel and other factors discussed in the section entitled "Factors That May Affect Future Performance" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

CONTACT INFORMATION
Anca Mihaila
Corporate Communications
519-746-8110 ext. 2238
pr@descartes.com